UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55308

CannaMED Enterprises, Inc.

formerly

Redwood Valley Acquisition Corporation

(Exact name of registrant issuer as specified in its charter)

Delaware	47-2072746
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

391 East Brown Street, Stroudsburg, PA	18301
(Address of principal executive offices)	(zip code)

Registrant’s phone number, including area code (949) 673-4510

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.0001 par value per share

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.0001 per share par value – 3 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, CannaMED Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CannaMED Enterprises, Inc.
Date: March 31, 2019	By:	/s/ Mikhail J. Artamonov
	Name:	Mikhail J. Artamonov
	Title:	Principal Executive Officer
Principal Financial Officer